January 8, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: StageWise Strategies Corp.

Re: StageWise Strategies Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 24, 2023

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated December 19, 2023 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Yuliia Zaporozhan, President of the Company, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-275731) that was initially submitted to the Commission on 24th of November (the “Registration Statement”). The Company is submitting Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 2 as marked.

Amendment No. 1 for Form S-1 filed November 24, 2023

Cautionary note regarding forward-looking statements, page 6

1. We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context because you are not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Please revise.

The Company has removed the given Disclosure from its Prospectus.

Prospectus Summary

Our Company, page 7

2. Please clarify in this section that you are a development stage company and have generated no revenue yet. Disclose what steps need to be taken for you to begin generating revenue and when you expect those steps to be completed. Also, disclose here that the company's independent auditors have raised doubt about the company's ability to continue as a going concern and that as of September 30, 2023, you had a working capital deficit of approximately $9,660.

The Company has incorporated the given disclosure to its prospectus.

As of the current status, we have fully developed our website and API,…page 7

Implications of Being an Emerging Growth Company, page 8

3. Please update your disclosure to reflect that the current revenue threshold for an EGC is $1.235 billion. Refer to the definition of Emerging Growth Company in Rule 405 under the Securities Act.

The Company had updated the given disclosure.

Use of Proceeds, page 18

4. Please revise the use of proceeds table for all scenarios to ensure that your offering costs agree to disclosures elsewhere in the filing and that each scenario properly foots. For example, the line "SEC reporting and offering expenses" does not match the table on page 53. Similarly, the “cost of this offering” line is the same as the Total line below.

The company has revised the use of proceeds table. Please note that the line "SEC Reporting and Offering Expenses" in the use of proceeds table is reflective of a 12-month period and the table on page 54 (53) indicates funds spent as of the date.

Dilution, page 21

5. Please revise the line in your dilution table that is titled "net proceeds to the company" to reflect your gross proceeds under each scenario minus your offering costs. The amounts you currently present do not give effect to your offering costs. In addition, explain to us how you calculated the line in your dilution table titled "% dilution."

The Company has updated the line in our dilution table that is titled "net proceeds to the company". The line in your dilution table titled '% dilution' is calculated as the ratio between Dilution per share to new stockholders and the Assumed public offering price per share. Meanwhile, Dilution per share to new stockholders represents the difference between the Assumed public offering price per share and the Net tangible book value per share before this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 24

6. Please revise to include a discussion of how you will proceed with the various stages of your operational plan assuming 25%, 50%, 75% and 100% of the shares are sold in this offering.

The given disclosure has been included to the Company’s Prospectus. Please see the page 25.

Liquidity and Capital Resources, page 25

7. You state on page 23, that as of September 30, 2023, Ms. Zaporozhan advanced the company $90,000. However, disclosures elsewhere appear to indicate that as of such date, you received only $14,000 of the amount available pursuant to the Loan Agreement with your president. Please revise to clarify this apparent inconsistency. Also, revise to clearly disclose the minimum period of time that you will be able to conduct your planned operations using currently available resources and clarify how such determination factors into any additional funds available under the loan with Ms. Zaporozhan. Refer to Item 303(b)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

As of September 30, 2023, the president has loaned the company $14,000 out of the $90,000 specified in the Loan Agreement for a duration of five years. The company is currently utilizing funds from the director's advance to support operations. Once the company begins generating its own revenue, we intend to transition to using our own funds for ongoing operations. This disclosure has been incorporated into the Company's Prospectus.

8. You state that you need a minimum of $30,000 to proceed with operations for the next 12 months. You also disclose that should the company fail to sell less than 50% of the shares in this offering (i.e., $60,000 gross proceeds) you will be forced to scale back or abort completely the implementation of your 12-month plan of operation. Please revise to clarify this apparent inconsistency.

The Company has revised the given disclosure throughout its Prospectus.

Business

Key service offerings, page 28

9. You list the API tool as your primary revenue source. Please revise to articulate the specific stage of development the company has currently achieved with this product and the launch date for the API tool. Please specify if you had any subscriptions to-date. Please revise your risk factors to disclose the consequences of failing to successfully launch the API tool.

The given disclosure has been incorporated to the company’s Registration statement.

StageWise Strategies Corp. has not secured any subscribers,…page 29

The Company has incorporated required risk factor to its Prospectus.

Limited Market Validation for Prelaunched API Tool,… page 18

Description of securities, page 35

10. Please disclose the rights and privileges of holders of common stock, including voting and liquidation rights. See Item 202 of Regulation S-K.

The given Disclosure has been incorporated to the company’s Prospectus.

Shareholders of our common stock possess various rights and restrictions,…page 36

Balance Sheet, page F-2

11. Please revise to describe the nature of the $28,800 intangible assets on your balance sheet including how and when this asset(s) was acquired. Refer to ASC 350-10-30-50-1 through 50-3.

The Company has added the note to the financial statements.

Statement of Cash Flows, page F-5

12. Please revise to ensure your Statement of Cash Flows properly foots and that all non-cash investing and financing activities are supplementally disclosed. Refer to ASC 230-10-50-3 through 50-6.

The Company has updated this provision.

13. We note your disclosure on page 25 that “Since inception, we have sold 4,000,000 shares of common stock to our directors for net proceeds of $4,000.” Please confirm that the company has actually received the proceeds from the sale of founder shares.

We confirm that the company has received net proceeds of $4,000 from the sale of 4,000,000 shares of common stock to our directors since inception, as disclosed on page 26.

General

14. You state on the cover page and on pages 8 and 23 that as an emerging growth company you have elected to opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, on page 15 you indicate that company has opted to make use of the extended transition period. Please revise this apparent inconsistency. To the extent you opt out of the extended transition provisions, revise to state that such election is irrevocable. Alternatively, if you plan to take advantage of such provisions, revise to state that as a result of such election, the company's financial statements may not be comparable to companies that comply with public company effective dates.

The company has revised the disclosure throughout its prospectus, and we want to clarify that we have elected to opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Please contact us for further inquiries.

STAGEWISE STRATEGIES CORP.
_______________________________________
By:	/s/ Yuliia Zaporozhan
Name: Yuliia Zaporozhan
Title: President, Director, Secretary / s/ Victor Balan Name: Victor Balan Title: Director, Treasurer